Thomas S. Levato 212.459.7256 tlevato@goodwinprocter.com	Goodwin Procter LLP Counselors at Law The New York Times Building 620 Eighth Avenue New York, NY 10018 T: 212.813.8800 F: 212.355.3333

July 31, 2013

VIA EDGAR AND OVERNIGHT COURIER

Barbara C. Jacobs

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Unwired Planet, Inc.

Registration Statement on Form S-3

Filed June 28, 2013

File No. 333-189698

We are in receipt of the Staff’s letter dated July 26, 2013 with respect to the above-referenced Registration Statement (the “Registration Statement”). We are responding to the Staff’s comment on behalf of Unwired Planet, Inc. (the “Company”) as set forth below. Simultaneously with the filing of this letter, the Company is submitting via EDGAR Amendment No. 1 to the Registration Statement (the “Amendment”), responding to the Staff’s comment and updating the Registration Statement. Courtesy copies of this letter and the Amendment (marked to show changes thereto) are being submitted to the Staff via overnight courier.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Amendment. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

Cover Page

1.	Please provide us with an analysis as to why you believe that Indaba Capital Fund, L.P, is not an underwriter as defined in Section 2(a)(11) of the Securities Act in this transaction.

Response: The Company does not believe that Indaba Capital Fund, L.P (“Indaba”) is an underwriter (as defined in Section 2(a)(11) of the Securities Act) in connection with (i) shares of common stock it may acquire upon exercise of subscription rights distributed in the rights offering or (ii) shares of common stock that it may acquire in the Private Placement (including the issuance of Additional Shares in consideration for its Purchase Commitment) in its capacity as the Standby Investor (collectively, the “Indaba Securities”), because Indaba is not acquiring any of the Indaba Securities with a view to distribution. Rather, Indaba is acquiring the Indaba Securities as an investment for its own account in the ordinary course of its business.

July 31, 2013

Section 2(a)(11) of the Securities Act defines an underwriter as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking”. The definition’s phrase “with a view to … distribution” creates a subjective standard regarding an investor’s intent. As such, it is fact-specific. In determining intent, courts and the Securities and Exchange Commission often look to evidence based on objective criteria.

In prior no-action letters, the Staff has noted that determination of “underwriter” status depends on all of the facts and circumstances surrounding a particular transaction. The Staff also has stated that institutional investors generally should not be deemed to be underwriters with regard to the acquisition of large amounts of securities, provided such securities are acquired in the ordinary course of the investor’s business and that the investor has no arrangement with any person to participate in the distribution of such securities. The Staff has also considered other factors when determining whether a person is an underwriter with respect to securities acquired in one or a series of offerings, including the circumstances under which such person received the securities, whether the investor is in the business of underwriting securities and whether under all the circumstances it appears that the investor is acting as a conduit for the issuer.

The Company is distributing to all holders of record, including Indaba, subscription rights to purchase shares of the Company’s common stock. The Company and Indaba entered into the Purchase Agreement for the Private Placement, whereby Indaba agreed to act as the Standby Investor in order to maximize the amount of capital raised by the Company and to ensure that all of the shares of common stock available in the rights offering are purchased. Any shares of common stock that may be acquired by Indaba in the Private Placement (including the Additional Shares in consideration for its Purchase Commitment) shall be issued by the Company in a bona fide private placement pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act. Indaba made extensive representations regarding its intent, including representations in Section 4(g) of the Purchase Agreement that it will be acting as principal for its own account for investment purposes and not with a view to or for distributing or reselling any shares of common stock that may be acquired by Indaba in the Private Placement (including the Additional Shares in consideration for its Purchase Commitment), or any part thereof, has no present intention of distributing any of such shares and has no arrangement or understanding with any other persons regarding the distribution of such shares.

Indaba is a private hedge fund investor and not a registered broker dealer, and Indaba became a shareholder in the Company as part of its business of buying and holding equity investments in a number of different companies. In the ordinary course of its business, Indaba is acquiring the Indaba Securities for its own account, for investment purposes only and not with a view towards or in connection with the public sale or distribution of the Indaba Securities.

July 31, 2013

Indaba has not (and will not) receive a commission or any other remuneration from the Company if and when it sells any of the Indaba Securities, and the Company will not receive any proceeds from the sale of such securities by Indaba.

Indaba is not acting as a conduit for the Company to distribute shares of its common stock as it is not acquiring the Indaba Securities with a view to distribution on behalf of the Company. Based upon all of the circumstances of the rights offering and the Private Placement (including the issuance of Additional Shares in consideration for Indaba’s Purchase Commitment), the Company respectfully submits to the Staff that Indaba is not, nor should it be considered, an underwriter under Section 2(a)(11) of the Securities Act with respect thereto.

The Rights Offering

Corporate Finance Advisor, page 26

2.	Your financial advisor, Evercore Group LLC, does not appear to have provided a fairness opinion relating to the subscription price or the terms of the offering. We also note your disclosure on the cover page, that the board is making no recommendation regarding the exercise of the subscription rights. Please add a risk factor that addresses the fact that a recommendation or fairness opinion has not been obtained from your independent advisor and that the board is not making a recommendation as to whether the subscription rights should be exercised.

Response: The Company has revised page 12 of the Amendment in response to the Staff’s comment.

Purchase Agreement, page 27

3.	Please disclose the aggregate percentages of the outstanding shares that will be held by the Standby Investor prior to the offering and assuming that the Standby Investor is obligated to purchase the maximum number of unsubscribed shares.

Response: The Company has revised page 27 of the Amendment in response to the Staff’s comment.

Certain Material U.S. Federal Income Tax Considerations

Distribution of Subscription Rights, page 34

4.	We note that certain of the disclosures in this section indicate that elements of the transaction will not be taxable. For example, you state that investors that hold common stock on the record date will not recognize taxable income for U.S. federal income tax purposes upon receipt of those subscription rights. Footnote No. 39 to Staff Legal Bulletin No. 19 provides, in relevant part, that “[i]n other rights offerings…where tax consequences are material – as where the registrant discloses that the transaction is tax- free – a tax opinion should be provided.” Accordingly, please tell us what consideration you gave to filing a tax opinion.

July 31, 2013

Response: The Company notes that the tax disclosure has been revised on pages 4, 10, 25, 34 and 35 of the Amendment. The revised disclosure does not state that receipt and exercise of the subscription rights will be tax-free and states that the tax considerations for the rights offering are addressed in the section of the Amendment entitled “Certain Material U.S. Federal Income Tax Considerations.” Therefore, the Company respectfully submits that a tax opinion is not required in the context of this rights offering.

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Any comments or questions regarding the foregoing should be directed to the undersigned at (212) 459-7256. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Thomas S. Levato, Esq.

Thomas S. Levato, Esq.

of Goodwin Procter LLP

Enclosures

cc:	Ivan Griswold, Attorney-Advisor, Securities and Exchange Commission

Jan Woo, Attorney-Advisor, Securities and Exchange Commission

Eric Vetter, Unwired Planet, Inc.